SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-3/A

(Amendment No. 2)

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

CEDC Finance Corporation International, Inc.

(as issuer)

Central European Distribution Corporation

CEDC Finance Corporation, LLC

CEDC International Sp. z o.o.

PWW Sp. z o.o.

Bols Hungary Beverage Import & Distribution Ltd.

Bravo Premium LLC

Joint Stock Company Distillery Topaz

Joint Stock Company “Russian Alcohol Group”

Limited Liability Company “The Trading House Russian Alcohol”

ZAO Sibirsky LVZ

OOO First Tula Distillery

Closed Joint Stock Company Mid-Russian Distilleries

OOO Glavspirttrest

Pasalba Limited

Lion/Rally Lux 1 S.A.

Lion/Rally Lux 2 S.à r.l.

Lion/Rally Lux 3 S.à r.l.

Jelegat Holdings Limited

Latchey Ltd.

(as guarantors)

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

(856) 273-6980

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
Senior Secured Notes due 2018	Up to a maximum aggregate principal
amount of $465 million(1)

Convertible Junior Secured Notes due 2018	Up to a maximum aggregate principal
amount of $200 million(1)

Approximate date of proposed public offering: The Exchange Offer commended on February 25, 2013 and expired at 5:00 p.m. New York City Time, on April 4, 2013.

Name and Address of agent for service: Brian Morrissey, Secretary, CEDC Finance Corporation International, Inc., 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054

Copies to:

Scott Simpson	James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street	40 Bank Street
London E14 5DS	London E14 5DS
United Kingdom	United Kingdom
Phone: +44 207 519 7040	Phone: +44 207 519 7183
Fax: +44 207 072 7040	Fax: +44 207 072 7183

(1)	The aggregate principal amount of Senior Secured Notes due 2018 and of Convertible Junior Secured Notes due 2018 to be issued under the New Notes Indentures (as defined below) is based upon the Plan of Reorganization under the Bankruptcy Code as described in Item 2. Additional notes may be issued under the New Notes Indentures from to time after the completion of the Exchange Offer.

The applicants hereby amend this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

The Applicants filed the original application for Qualification of Indenture on Form T-3 with the Securities and Exchange Commission on February 25, 2013 (the “Original T-3”) and filed Amendment No. 1 to the Original T-3 (“Amendment No. 1”) on March 8, 2013. This Amendment No. 2 is being filed to (i) to reflect the revised terms of the New Notes (and the transactions pursuant to which the New Notes were offered) contemplated by the Original T-3 and Amendment No. 1; (ii) file a revised New Secured Notes Indenture (as defined in Amendment No. 1) to replace the Indenture previously filed as Exhibit T3C.1 to Amendment No. 1 to reflect revised terms of the New Secured Notes, (iii) file a revised New Convertible Notes Indenture (as defined in Amendment No. 1) to replace the Indenture previously filed as Exhibit T3C.2 to Amendment No. 1, to reflect revised terms of the New Convertible Notes and (iv) reflect the filing of the forgoing new exhibits under the “Contents of Application for Qualification” section of the Original T-3.

Except as otherwise set forth herein and in Amendment No. 1, the information set forth in the Original T-3 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original T-3.

2.	Securities Act Exemption Applicable

On February 25, 2013, the Company commenced an offer to exchange (the “Exchange Offer”) all of the outstanding 9.125% Senior Secured Notes due 2016 (the “9.125% Existing 2016 Notes”) and the 8.875% Senior Secured Notes due 2016 (the “8.875% Existing Notes” and, together with the 9.125% Existing 2016 Notes, the “Existing 2016 Notes”) issued by CEDC Finance Corporation International, Inc. (“CEDC FinCo”), a wholly-owned subsidiary of Central European Distribution Corporation (“CEDC”), which Existing 2016 Notes are guaranteed by CEDC and certain of CEDC’s subsidiaries, for cash and/or (i) an aggregate principal amount of new Senior Secured Notes due 2018 (the “New Secured Notes”) to be issued by CEDC FinCo and guaranteed by CEDC and certain subsidiaries of CEDC equal to $450 million plus the aggregate interest accrued but unpaid on the outstanding Existing 2016 Notes that are to be exchanged for New Notes in accordance with their existing terms in respect of the period from March 16, 2013 to the earlier of June 1, 2013 and the date preceding the date of issuance of the New Secured Notes and (ii) up to $200 million aggregate principal amount of 10% Convertible Junior Secured Notes due 2018 (the “New Convertible Notes” and together with the New Senior Notes, the “New Notes”). The terms of the Exchange Offer are contained in the Amended and Restated Offering Memorandum, Consent Solicitation Statement and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013, as supplemented by the Supplement (the “Amended and Restated Offering Memorandum and Disclosure Statement”). The conditions to the Exchange Offer were not met and the Exchange Offer was terminated. The Exchange Offer expired on April 4, 2013 at 5:00 PM New York City time, at which time the holders of Existing 2016 Notes voted to approve the Plan of Reorganization (as defined below).

In connection with the Exchange Offer, CEDC and CEDC FinCo solicited votes (“Votes”) to a prepackaged plan of reorganization (the “Plan of Reorganization”). Pursuant to the Plan of Reorganization, holders of Existing 2016 Notes will receive the same consideration they would have received in the Exchange Offer (i.e. cash and/or New Notes).

On April 7, 2013, the Company, CEDC FinCo and CEDC Finance Corporation LLC (the “Debtors”) filed voluntary petitions for reorganization (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to effectuate the Plan of Reorganization. The Bankruptcy Court confirmed of the Plan of Reorganization on May 13, 2013 and the Plan of Reorganization is expected to be declared effective by the Bankruptcy Court on or about May 31, 2013. CEDC FinCo intends to issue the New Notes as soon as practicable thereafter and following an order declaring this Application Effective.

This Application has been filed to qualify the indentures that will govern the New Notes (the “New Notes Indentures”). The offer of the New Notes was made in reliance on Section 3(a)(9) of the Securities Act of 1933 based upon the following facts:

•	the New Notes have been offered to existing security holders exclusively and solely in exchange for such holders’ Existing 2016 Notes;

•

no sales of securities of the same class as the New Notes have been or are intended to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed;

•

no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for payment of (i) advisory fees to financial advisors that advised the Company with respect to the terms of the Exchange Offer, (ii) the fees and expenses of the Company’s legal advisors for their legal services, (iii) the fees of the Company’s tax advisors, (iv) the fees of the information agent and exchange agent for their services in relation to the Exchange Offer, (v) fees charged by the trustee and the security agents under the New Notes Indentures for their respective services as trustee and security agents in connection with the Exchange Offer; and (vi) an early consent fee payment to eligible holders of the Existing 2016 Notes in connection with a consent solicitation relating to the Existing 2016 Notes;

•

the Company’s financial advisors have not been retained to solicit or make, and will not be soliciting or making, any recommendation with respect to the Exchange Offer; the fee payable to the Company’s financial advisor does not depend on the closing of the Exchange Offer or the amount of any securities to be exchanged; and

•	no holder of Existing 2016 Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer other than the surrender of their Existing 2016 Notes.

The issuance of the New Notes will be made in reliance on Section 1145(a) of the Bankruptcy Code, which exempts from section 5 of the Securities Act of 1933 and any State or local law requiring registration for offer or sale of a security “the offer or sale under a plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan … (B) principally in such exchange and partly for cash or property”.

List of Exhibits

Exhibit T3A.1*	—	Certificate of Incorporation of CEDC Finance Corporation International, Inc., dated November 5, 2009

Exhibit T3A.2*	—	Certificate of Amendment of Certificate of Incorporation of CEDC Finance Corporation International, Inc., dated November 23, 2009

Exhibit T3A.3*	—	Memorandum of Association of Pasalba Ltd.

Exhibit T3A.4*	—	Limited Liability Company Agreement of CEDC Finance Corporation LLC

Exhibit T3A.5*	—	Memorandum of Association of Lion/Rally Lux 1 S.A.

Exhibit T3A.6*	—	Memorandum of Association of Lion/Rally Lux 2 S.à.r.l

Exhibit T3A.7*	—	Memorandum of Association of Lion/Rally Lux 3 S.à.r.l

Exhibit T3A.8*	—	Articles of Association of CEDC International sp. z.o.o.

Exhibit T3A.9*	—	Articles of Association of PWW sp. z.o.o.

Exhibit T3A.10*	—	Charter of Joint Stock Company Distillery Topaz

Exhibit T3A.11*	—	Charter of Joint Stock Company Russian Alcohol Group

Exhibit T3A.12*	—	Charter of Limited Liability Company The Trading House Russian Alcohol

Exhibit T3A.13*	—	Articles of Association of Closed Joint Stock Company Mid-Russian Distilleries

Exhibit T3A.14*	—	Articles of Association of ZAO Sibirsky LVZ

Exhibit T3A.15*	—	Charter of OOO Glavsprittrest

Exhibit T3A.16*	—	Charter of OOO “First Tula Distilleries”

Exhibit T3A.17*	—	Charter of Bravo Premium LLC

Exhibit T3A.18*	—	Consolidated Deed of Foundation of Bols Hungary Beverage Import & Distillery Ltd.

Exhibit T3A.19*	—	Memorandum and Articles of Association of Jelegat Holdings Limited

Exhibit T3A.20	—	Amended and Restated Certificate of Incorporation of Central European Distribution Corporation (Incorporated by reference to Exhibit 3.1 to Central European Distribution Corporation’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2010)

Exhibit T3A.21**	—	Latchey Ltd. Memorandum and Articles of Association

Exhibit T3B.1*	—	Bylaws of CEDC Finance Corporation International, Inc.

Exhibit T3B.2	—	Amended and Restated Bylaws of Central European Distribution Corporation (Incorporated by reference to Exhibit 3.2 to the Central European Distribution Corporation’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2011)

Exhibit T3C.1***	—	Form of Senior Secured Notes Indenture

Exhibit T3C.2***	—	Form of Convertible Senior Secured Notes Indenture

Exhibit T3D	—	Not applicable

Exhibit T3E.1**	—	Amended and Restated Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 8, 2013 (Incorporated by reference to Exhibit (a)(l)(i) of Central European Distribution Corporation’s Schedule TO filed with the Commission on March 8, 2013)

Exhibit T3E.2**	—	Form of Letter of Transmittal to holders of 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 (included as part of Exhibit T3E.1)

Exhibit T3E.3**	—	Ballots (included as part of Exhibit T3E.1)

Exhibit T3E.4	—	Supplement No. 1 to the Offering Memorandum, Consent Solicitation and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated March 18, 2013 (Incorporated by reference to Exhibit 99.1 of Central European Distribution Corporation’s Form 8-K filed with the Commission on March 19, 2013)

Exhibit T3E.5	—	Amended and Restated Form of Letter of Transmittal to holders of 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 (included as part of Exhibit T3E.4)

Exhibit T3E.6	—	Amended and Restated Ballots (included as part of Exhibit T3E.4)

Exhibit T3F.1**	—	Cross-reference sheet showing the location in the New Secured Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C.1)

Exhibit T3F.2**	—	Cross-reference sheet showing the location in the New Convertible Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C.2)

Exhibit 25.1**	—	Statement of eligibility and qualification of the Trustee on Form T-1

*	Previously filed with the Applicants’ Application for Qualification of Indenture on Form T-3, dated February 25, 2013.
**	Previously filed with the Applicants’ Amendment No. 1 to the Application for Qualification of Indenture on Form T-3, dated March 8, 2013.
***	Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, CEDC Finance Corporation International, Inc., a corporation organized and existing under the laws of the State of Delaware, Central European Distribution Corporation, a corporation organized and existing under the laws of the State of Delaware, CEDC Finance Corporation, LLC, a limited liability company organized and existing under the laws of the State of Delaware, CEDC International sp. z o.o, a limited liability company organized and existing under the laws of Poland, PWW sp. z o.o., a limited liability company organized and existing under the laws of Poland, Bols Hungary Beverage Import & Distribution Ltd., a limited liability company organized and existing under the laws of Hungary, Bravo Premium LLC, a limited liability company organized and existing under the laws of the Russian Federation, Joint Stock Company “Russian Alcohol Group” a joint stock company organized and existing under the laws of the Russian Federation, ZAO Sibirsky LVZ, a closed joint stock company organized and existing under the laws of the Russian Federation, OOO First Tula Distillery, a limited liability company organized and existing under the laws of the Russian Federation, Closed Joined Stock Company Mid-Russian Distilleries, a closed joint stock company organized and existing under the laws of the Russian Federation, OOO Glavspirttrest, a limited liability company organized and existing under the laws of the Russian Federation, Lion/Rally Lux 1, a corporation organized and existing under the laws of Luxembourg, Lion/Rally Lux 2, a limited liability company organized and existing under the laws of Luxembourg, Lion/Rally Lux 3, a limited liability company organized and existing under the laws of Luxembourg, Jelegat Holdings Limited, a private company limited by shares organized and existing under the laws of Cyprus, Pasalba Ltd., a private company limited by shares, organized and existing under the laws of Cyprus, Latchey Ltd., a private company limited by shares organized and existing under the laws of Cyprus, each have duly caused this amendment to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 15th day of May, 2013.

CEDC FINANCE CORPORATION INTERNATIONAL, INC.

		By:	/s/ Grant Winterton
			Name:	Grant Winterton
			Title:	Chief Executive Officer; Authorized Signatory

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

		By:	/s/ Grant Winterton
			Name:	Grant Winterton
			Title:	Chief Executive Officer; Authorized Signatory

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

CEDC FINANCE CORPORATION, LLC

		By:	/s/ Grant Winterton
			Name:	Grant Winterton
			Title:	Chief Executive Officer; Authorized Signatory

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

CEDC INTERNATIONAL SP. Z O.O

		By:	/s/ Evangelos Evangelou
			Name:	Evangelos Evangelou
			Title:	President of the Management Board

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

PWW SP. Z O.O.

		By:	/s/ Evangelos Evangelou
			Name:	Evangelos Evangelou
			Title:	President of the Management Board

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

BOLS HUNGARY KFT.

		By:	/s/ Mariusz Chrobot
			Name:	Mariusz Chrobot
			Title:	Managing Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

BRAVO PREMIUM LLC

		By:	/s/ Elena Khrustaleva
			Name:	Elena Khrustaleva
			Title:	General Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

JOINT STOCK COMPANY DISTILLERY TOPAZ

		By:	/s/ Vladimir Filipstev
			Name:	Vladimir Filiptsev
			Title:	General Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

JOINT STOCK COMPANY RUSSIAN ALCOHOL GROUP

		By:	/s/ Vladimir Filipstev
			Name:	Vladimir Filiptsev
			Title:	General Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

LIMITED LIABILITY COMPANY THE TRADING HOUSE RUSSIAN ALCOHOL

		By:	/s/ Ryan Lee
			Name:	Ryan Lee
			Title:	General Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

ZAO SIBIRSKY LVZ

		By:	/s/ Vladimir Filipstev
			Name:	Vladimir Filiptsev
			Title:	General Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

OOO FIRST TULA DISTILLERY

		By:	/s/ Vladimir Filipstev
			Name:	Vladimir Filiptsev
			Title:	General Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

CLOSED JOINED STOCK COMPANY MID-RUSSIAN DISTILLERIES

		By:	/s/ Arsen Oganesean
			Name:	Arsen Oganesean
			Title:	General Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

OOO GLAVSPIRTTREST

		By:	/s/ Vladimir Filipstev
			Name:	Vladimir Filiptsev
			Title:	General Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

PASALBA LTD

		By:	/s/ Ryan Lee
			Name:	Ryan Lee
			Title:	Director

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 1 S.A.

		By:	/s/ Ryan Lee
			Name:	Ryan Lee
			Title:	Director

		By:	/s/ Richard Brekelmans
			Name:	Richard Brekelmans
			Title:	Manager

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 2 S.A.R.L.

		By:	/s/ Ryan Lee
			Name:	Ryan Lee
			Title:	Director

		By:	/s/ Richard Brekelmans
			Name:	Richard Brekelmans
			Title:	Manager

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

LION/RALLY LUX 3 S.A.R.L.

		By:	/s/ Ryan Lee
			Name:	Ryan Lee
			Title:	Director

		By:	/s/ Richard Brekelmans
			Name:	Richard Brekelmans
			Title:	Manager

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

JELEGAT HOLDINGS LIMITED

		By:	/s/ Grant Winterton
			Name:	Grant Winterton
			Title:	Chief Executive Officer; Authorized Signatory

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

LATCHEY LIMITED

		By:	/s/ Grant Winterton
			Name:	Grant Winterton
			Title:	Director; Authorized Signatory

Attest:	/s/ Bobbie L. King Jr.
Name:	Bobbie L. King Jr.
Skadden, Arps, Slate, Meagher & Flom LLP